Profit and Loss

Hope's Caramels

Date Range: Jan 01, 2023 to Mar 31, 2023



ACCOUNTS

Income	
Sales Discounts	-$2.24
Sales_DE_Other Income	$702.34
Sales_Retail_DE	$6,746.62
Sales_Retail_PA	$26,611.14
Sales_Wholesale_DE	$3,488.00
Sales_Wholesale_PA	$1,296.00
Uncategorized Income	$112.00
Total Income	**$38,953.86**

Cost of Goods Sold	
Freight & Shipping Costs	$433.97
Purchases_Consumables	$35.31
Purchases_Ingredients	$6,053.66
Purchases_Other	$19.57
Total Cost of Goods Sold	**$6,542.51**

DS
BS

Gross Profit	$32,411.35
As a percentage of Total Income	83.20%

Operating Expenses

Advertising & Promotion	$1,900.49
Bank Service Charges	$33.95
Charitable Contributions Expense	$112.00
Computer	$299.25
Contractors	$720.00
Insurance Expense - Business	$686.10
Insurance – Vehicles	$42.63
Legal and Professional Expense	$1,610.00
Market Fees	$1,729.00
Meals and Entertainment	$83.36
Merchant Account Fees	$35.69
Payroll Employer Taxes	$1,520.22
Payroll – Salary & Wages	$6,425.24
Rent Expense	$5,669.90
Repairs & Maintenance	$250.00
Taxes – Corporate Tax	$343.57
Uncategorized Expense	$204.61
Vehicle	$2,407.72
Total Operating Expenses	**$24,073.73**

Net Profit	$8,337.62
As a percentage of Total Income	21.40%

BS
DS

Balance Sheet

Hope's Caramels

As of Mar 31, 2023



ACCOUNTS	Mar 31, 2023
Assets	
Total Cash and Bank	$8,882.27
Total Other Current Assets	$69.58
Total Long-term Assets	$6,375.96
Total Assets	**$15,327.81**
Liabilities	
Total Current Liabilities	$0.00
Total Long-term Liabilities	$10,400.00
Total Liabilities	**$10,400.00**
Equity	
Total Other Equity	-$100,899.63
Total Retained Earnings	$105,827.44
Total Equity	**$4,927.81**

Cash Flow

Hope's Caramels

Date Range: Jan 01, 2023 to Mar 31, 2023



CASH INFLOW AND OUTFLOW	Jan 01, 2023 to Mar 31, 2023
Operating Activities	
Sales	$41,437.13
Purchases	-$20,686.39
Payroll	-$8,047.83
Net Cash from Operating Activities	**$12,702.91**
Investing Activities	
Net Cash from Investing Activities	**$0.00**
Financing Activities	
Loans and Lines of Credit	-$150.00
Owners and Shareholders	-$10,614.64
Net Cash from Financing Activities	**-$10,764.64**

OVERVIEW

Starting Balance	**$6,944.00** As of 2023-01-01
Gross Cash Inflow	$42,732.80
Gross Cash Outflow	$40,794.53
Net Cash Change	**$1,938.27**
Ending Balance	**$8,882.27** As of 2023-03-31

